UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                        Commission File Number 333-66626

                           NOTIFICATION OF LATE FILING

      (Check One): |_| Form 10-K |_| Form 20-F |X| Form 11-K |_| Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR

                       For Period Ended: December 31, 2003

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                 For the Transition Period Ended: ______________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:          InterDigital Communications Corporation
                                  Savings and Protection Plan

Former name if applicable:        Not applicable

Address of principal executive
office (Street and number):       781 Third Avenue
City, state and zip code:         King of Prussia, Pennsylvania 19406-1409


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InterDigital Communications Corporation Savings and Protection Plan ("the Plan") is unable to complete supplemental schedules required under Form 11-K without unreasonable effort and expense due to ongoing collection and processing of related information. The Plan will promptly file its Form 11-K once the information has been collected.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Richard J. Fagan - (610) 878-7800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            |X| Yes               |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            |_| Yes               |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTIN PLAN

                           By: InterDigital Communications Corporation, in its capacity as Plan Sponsor and Plan Administrator

Date:  June 29, 2004       By:  /s/ R.J. Fagan
                                ----------------------------------------
                                 Richard J. Fagan
                                 Chief Financial Officer